UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Savara Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

805111101

(CUSIP Number)

January 24, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zambon SpA (“ZSPA”)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,680,000 shares
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 4,680,000 shares
	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,680,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 3.46%
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zambon Company SpA (“ZCSPA”)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Italy

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,680,000 shares (1)
	6	Shared Voting Power 0 shares
	7	Sole Dispositive Power 4,680,000 shares (1)
	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,680,000 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 3.46%
12	Type of Reporting Person (See Instructions) CO

(1)	Represents shares held directly by ZSPA, a wholly-owned subsidiary of ZCSPA

Item 1.

(a)	Name of Issuer

Savara Inc.

(b)	Address of Issuer’s Principal Executive Offices

1717 Langhorne Newtown Road, Suite 300

Langhorne, Pennsylvania 19047

Item 2.

(a)	Name of Person Filing

This statement is filed by the following entities and individuals (collectively, referred to as the “Reporting Persons”):

Zambon Company SpA (“ZCSPA”) and Zambon SpA (“ZSPA”). The foregoing entities are collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of the Reporting Persons is:

Zambon Company SpA

Via Lillo del Duca, 10

Bresso, MI 20091

Italy

Zambon SpA

Via Lillo del Duca, 10

Bresso, MI 20091

Italy

(c)	Citizenship

ZCSPA is a corporation organized under the laws of Italy. ZSPA is a corporation organized under the laws of Italy.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share

(e)	CUSIP Number

805111101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class

See Row 11 of cover page for each Reporting Person.

The percentage set forth in this Schedule 13G/A is calculated based upon 135,341,024 shares of Common Stock outstanding as of November 9, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 9, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2024

ZAMBON COMPANY SPA

By:	/s/ Giovanni Magnaghi
Name:	Giovanni Magnaghi
Title:	Authorized Signatory

ZAMBON SPA

By:	/s/ Giovanni Magnaghi
Name:	Giovanni Magnaghi
Title:	Authorized Signatory